Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated March 1, 2019, relating to (1) the consolidated financial statements of Fifth Third Bancorp and subsidiaries (the “Bancorp”) (which report expressed an unqualified opinion and included an explanatory paragraph regarding the Bancorp’s election to retrospectively change the accounting for qualifying Low-Income Housing Tax Credit investments from the equity method to the proportional amortization method), and (2) the effectiveness of the Bancorp’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Bancorp for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in this Registration Statement on Form S-4.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

June 25, 2019